EXHIBIT 21.01

SUBSIDIARIES OF THE COMPANY

Subsidiary	State or Country of Incorporation

Pegasi Energy Resources Corporation	Texas

TR Rodessa, Inc.	Texas

Pegasi Operating Inc.	Texas

59 Disposal Inc.	Texas